

Mail Stop 3561

January 6, 2017

Via E-mail
John R. Howe
Chief Financial Officer
The Cato Corporation
8100 Denmark Road
Charlotte, North Carolina 28273

Re: The Cato Corporation
Form 10-K for the Year Ended January 30, 2016
Filed March 24, 2016
File No. 001-31340

Dear Mr. Howe:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2016

Exhibit – 23

1.   We note your auditor's consent to the incorporation by reference in the registration statements on Form S-8 contains a reference to an audit report dated March 27, 2015. Please obtain and file a revised auditor's consent that references the current year audit report dated March 24, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Angela Lumley at (202) 551-3398 if you have questions regarding this comment.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining